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Exhibit 99.1

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

Bellevue, March 3, 2005

T-MOBILE USA REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS

  •
  More than 1 million net new customers added in Q4

  •
  Net new customers totaled nearly 4.2 million in 2004, compared to 3.2 million in 2003

  •
  ARPU of $55 in Q4, consistent with Q3; data ARPU at 6.6% of postpaid ARPU in Q4

  •
  $2.5 billion in Operating Income Before Depreciation and Amortization (OIBDA) in 2004

  •
  Cumulative impact of lease accounting corrections reduced 2004 net income by $143 million and OIBDA by $200 million, of which $71 million and $107 million, respectively, relate to prior years

  •
  Q4 net loss of $329 million also includes a $792 million loss provision offset by a $448 million tax benefit related to dissolution of network sharing venture with Cingular

        T-Mobile USA, Inc. ("T-Mobile USA"), the U.S. operation of T-Mobile International AG & Co. KG ("T-Mobile International"), the mobile communications subsidiary of Deutsche Telekom AG ("Deutsche Telekom") (NYSE: DT), today announced fourth quarter and full year 2004 results. All financial amounts are in USD and are based on accounting principles generally accepted in the United States ("GAAP") in order to provide comparability with the results of other U.S. wireless carriers. T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports its financial results in accordance with German generally accepted accounting principles.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

        In the fourth quarter of 2004, T-Mobile USA added 1,019,000 net new customers, compared with 901,000 added in the third quarter of 2004 and 1,015,000 in the fourth quarter of 2003. About 80% of the growth in the fourth quarter of 2004 came from new postpay customers, which currently comprise 89% of the total customer base.

        "This has been a highly successful, award winning year for T-Mobile USA," said Robert Dotson, President and CEO of T-Mobile USA. "Our ongoing commitment to quality and value was the key to attracting the 4.2 million net new customers we added in 2004 and in increasing our customer base by 32% since the end of 2003. Combining this growth with consistently strong ARPU—including strong data ARPU—demonstrates the quality of our subscriber base, and our commitment to the Get More promise. Furthermore, the superiority of the customer experience we deliver was recognized by J. D. Power and Associates in several 2004 regional and national studies, where they ranked T-Mobile highest in Customer Care Performance, Wireless Call Quality, Wireless Retail Satisfaction, and overall Customer Satisfaction for Wireless Telephone Users."

        As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, T-Mobile USA has corrected its lease accounting practices in the fourth quarter of 2004. These corrections resulted in a cumulative, net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million relates to the years 2001 through 2003. The net cumulative charge is comprised of a $200 million increase in rent expense based primarily on rent escalation clauses

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular Wireless LLC ("Cingular") also related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular, described further below. All components of the net charge are non-cash and do not impact historical or future cash flows or the timing of payments under the related leases. Additional information is provided in Note 1 of the footnotes to Selected Data below.

        T-Mobile USA reported OIBDA of $515 million in the fourth quarter of 2004 compared to $788 million in the third quarter of 2004 and $327 million in the fourth quarter of 2003. OIBDA for the fourth quarter of 2004 includes the $200 million cumulative charge related to lease accounting described above, of which $176 million relates to prior quarters of 2004 and earlier years. T-Mobile USA's net loss for the fourth quarter of 2004 was $329 million. The fourth quarter net loss includes a $792 million loss provision, partially offset by a $448 million deferred tax benefit, related to the dissolution of our network sharing joint venture with Cingular, completed on January 5, 2005, as described further below.The net loss also includes the $143 million cumulative net charge from the lease accounting corrrection described above, virtually all of which relates to prior quarters of 2004 and earlier years. Additional information is provided in Note 1 of the footnotes to Selected Data below.

        "T-Mobile USA had a strong 2004, continuing to effectively balance strong customer growth with solid financial results", said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom. "2004 OIBDA of $2.5 billion represents a 57% increase over 2003.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

This continued OIBDA improvement was achieved even with a 32% increase in the T-Mobile USA customer base over the past 12 months."

        T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, were $2.75 billion in the fourth quarter of 2004, up from $2.61 billion in the third quarter of 2004 and $1.98 billion in the fourth quarter of 2003. In addition to high customer growth, revenue increases in 2004 reflect inclusion of two new components compared to 2003: Universal Service Fund ("USF") recovery fees and regulatory cost recovery fees. Both items are explained further in the footnotes to Selected Data, below.

        Average Revenue Per User ("ARPU", as defined in the footnotes to the Selected Data, below) was $55 in the fourth quarter of 2004, consistent with $55 in the third quarter of 2004 and up from $53 in the fourth quarter of 2003. (Total ARPU for the fourth quarter of 2003 would have been $54 after adjusting for USF fees.) Excluding the impact of USF and regulatory fees, postpay ARPU has increased during the past year, due largely to the ongoing growth of data services revenue, which now comprises 6.6% of postpay ARPU, compared to 5.6% in the third quarter of 2004 and 3.5% in the fourth quarter of 2003. A major factor in the data revenue growth in the fourth quarter was a net increase of 112,000 BlackBerry customers during the quarter, bringing the end of year total to 411,000.

        Postpay churn averaged 2.6% per month in the fourth quarter of 2004, consistent with 2.6% in the third quarter of 2004, and down from 2.7% in the fourth quarter of 2003. Blended churn, a mix of postpay and prepaid customers, was 3.1% in the fourth quarter of 2004, up from 3.0% in the third quarter of 2004 and down from 3.2% in the fourth quarter of 2003.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

        The average cost of acquiring a customer, Cost Per Gross Add ("CPGA", as defined in the footnotes to the Selected Data, below) was $345 in the fourth quarter of 2004, up from $301 in the third quarter of 2004, and consistent with $344 in the fourth quarter of 2003. The sequential increase in CPGA reflects the typical seasonal impact of holiday sales promotions.

        The average cash cost of serving customers, Cash Cost Per User ("CCPU", as defined in the footnotes to the Selected Data, below), was $28 per customer per month in the fourth quarter of 2004, including the cumulative lease accounting charge taken in the fourth quarter which increased CCPU by $4. CCPU was $24 in the third quarter of 2004 and $25 in the fourth quarter of 2003 after adjustment to include USF fees. Additional information is provided in Note 1 of the footnotes to Selected Data below.

        Capital expenditures were $422 million in the fourth quarter of 2004, down from $453 million in the third quarter of 2004 and $547 million in the fourth quarter of 2003. These capital expenditure totals do not include our share of investment in the network sharing venture with Cingular in New York, California and Nevada, which is reported as investments in and advances to unconsolidated affiliates. T-Mobile USA's share of expenditures in the venture, on an incurred basis, was $202 million in the fourth quarter of 2004, up from $124 million in the third quarter. Capital expenditures continue to be focused on quality and capacity improvements in the GSM/GPRS network. T-Mobile USA has added over 2,500 new cell sites in 2004, bringing the number of total cell sites to over 29,400, including the former joint venture sites in New York, California and Nevada.

        On January 5, 2005, as previously announced, T-Mobile USA and Cingular terminated their network sharing venture, and T-Mobile USA acquired 100% ownership of the shared network assets in California and Nevada, plus

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

additional California spectrum for a net cash payment of $2.5 billion. T-Mobile USA recognized a loss of $792 million in the fourth quarter of 2004 related to this transaction. The loss arises from certain contractual obligations, triggered by the dissolution of the venture, including the obligation to give 10 MHz of New York spectrum to Cingular by January 2007.

        In addition to the results prepared in accordance with GAAP provided throughout this press release, non-GAAP financial measures are also included. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below following Selected Data and the financial statements.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

Selected Data for T-Mobile USA

(`000)	Y/E 04	Q4 04	Q3 04	Q2 04	Q1 04	Y/E 03	Q4 03
Covered population	229,000	229,000	226,000	224,000	224,000	224,000	224,000
Customers, end of period	17,314	17,314	16,295	15,394	14,302	13,128	13,128
thereof postpay customers	15,340	15,340	14,528	13,720	12,784	11,696	11,696
thereof prepaid customers	1,974	1,974	1,767	1,674	1,518	1,432	1,432
Net customer additions	4,186	1,019	901	1,092	1,174	3,212	1,015
Minutes of use/post pay customer/month	877	907	908	885	817	751	795
Postpaid churn	2.6%	2.6%	2.6%	2.4%	2.6%	2.5%	2.7%
Blended churn	3.0%	3.1%	3.0%	2.8%	3.0%	3.1%	3.2%
($/ month)
ARPU (blended)[2]	55	55	55	55	54	53	53
ARPU (postpay)	56	56	56	55	54	53	53
Cost of serving (CCPU)[1,3]	25	28	24	23	23	23	24
Cost per gross add (CPGA)[4]	323	345	301	318	326	329	344
($ million)
Total revenues	11,679	3,238	3,035	2,809	2,597	8,358	2,355
Service revenues[5]	10,032	2,748	2,612	2,464	2,208	7,219	1,986
OIBDA[1,6]	2,512	515	788	717	492	1,597	327
OIBDA margin to service revenues	25%	19%	30%	29%	22%	22%	16%
Capital expenditures[7]	2,138	422	453	664	599	1,734	547
Cell sites on-air[8]	29,401	29,401	29,056	28,803	27,857	26,898	26,898

        Because all companies do not calculate these figures in the same manner, the information contained in this presentation may not be comparable to other similarly titled measures reported by other companies.

As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC to the American Institute of Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing US GAAP accounting literature applicable to certain leases and leasehold improvements, T-Mobile USA has corrected its lease accounting practices in the fourth quarter of 2004. These corrections resulted in a cumulative, net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million relates to the years 2001 through 2003.    The net cumulative charge is comprised of a $200 million increase in rent expense based primarily on rent escalation clauses related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular also

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular.

        The following table provides the adjusted impact of the lease accounting corrections in the periods in which they arose.

($ million)	Total	2004	2003	2002	2001
OIBDA	(200.03)	(93.39)	(65.81)	(31.85)	(8.98)
Depreciation	53.32	(2.06)	(2.06)	(2.06)	59.50
Equity (loss)	(33.14)	(13.59)	(10.48)	(9.07)	—
Other expense	36.42	36.42	—	—	—
Net income/(loss)	(143.43)	(72.62)	(78.35)	(42.98)	50.52
($/ month)
CCPU	N/A	.46	.47	.32	.13

Average Revenue Per User ("ARPU") represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing total service revenues for the specified period by the average customers during the period and further dividing by the number of months in the period.

Blended ARPU in the fourth, third, second and first quarters of 2004 includes $0.87, $0.86, $0.86 and $0.89, respectively, representing fees charged to our customers each quarter and remitted under the Universal Services Fund ("USF") provision of the Telecommunications Act of 1996. We previously netted these fees in our financial statements. Reporting such amounts separately as revenues and network operating expenses has no impact on our operating income, OIBDA or net income. Had we recorded USF fees separately as revenues and expenses in 2003, blended ARPU would have been approximately $1 higher per quarter for the year.

Also, blended ARPU in the fourth, third, second and first quarters of 2004 includes $0.76, $0.78, $0.81 and $0.54, respectively, representing regulatory cost recovery fees we began including on postpay customer bills during the first quarter. The fee has been fixed at $0.86 per month since it was implemented in the first quarter.

The average cash cost of serving customers, or Cash Cost Per User ("CCPU") is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations. As noted above, our 2004 revenues and network operating expenses include USF fees. Inclusion of these fees in network operating expenses increased CCPU during the fourth, third, second and first quarters of 2004 by $0.87, $0.86, $0.86 and $0.89, respectively. Had we reported USF fees similarly in 2003, CCPU would have been approximately $1 higher each quarter. Refer to footnote 1 for the impact of the lease accounting corrections.

8

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

Cost Per Gross Add ("CPGA") is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

Service revenues include post pay, prepaid, and roaming and other service revenues.

OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculations, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

Excludes our investment to fund capital expenditures in the network infrastructure venture with Cingular Wireless LLC ("Cingular"). We and Cingular share in the ownership and operation of the network in the New York City area, most of California and parts of Nevada. Network capital expenditures in these areas are shared between the parties. Our share of these capital expenditures is reflected as part of the accompanying Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Cash Flows in the line "Investments in and advances to unconsolidated affiliates."

Includes sites in New York, California and Nevada owned and operated by our network infrastructure venture with Cingular until January 5, 2005, when the venture was dissolved and the New York assets were distributed to T-Mobile USA and T-Mobile USA acquired the California and Nevada assets that were distributed to Cingular.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$182	$148
Accounts receivable, net of allowance for doubtful accounts of $158 and $151, respectively	1,657	1,268
Inventory	444	291
Other current assets	2,818	421

	5,101	2,128
Property and equipment, net of accumulated depreciation of $3,247 and $2,416, respectively	6,718	6,087
Goodwill	10,704	10,689
Spectrum licenses	11,087	11,039
Other intangible assets, net of accumulated amortization of $791 and $657, respectively	35	168
Investments in and advances to unconsolidated affiliates	1,203	758
Other assets and investments	212	195

	$35,060	$31,064

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$615	$537
Accrued liabilities	1,002	845
Loss provision on network transaction	792	—
Deferred revenue	335	276
Current portion of capital lease	1	—
Construction accounts payable	438	781

	3,183	2,439
Long-term debt	—	17
Long-term notes payable to affiliates	7,632	8,243
Deferred tax liabilities	3,096	3,410
Other long-term liabilities	395	232

Total long-term liabilities other than shares	11,123	11,902
Voting preferred stock	5,000	5,000

Total long-term liabilities	16,123	16,902
Minority interest in equity of consolidated subsidiaries	18	—
Commitments and contingencies
Shareholder's equity:
Common Stock	39,433	35,440
Deferred stock compensation	(3)	(15)
Accumulated deficit	(23,694)	(23,702)

Total shareholder's equity	15,736	11,723

	$35,060	$31,064

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended Dec. 31, 2004	Quarter Ended Dec. 31, 2003	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Revenues:
Post pay	$2,484	$1,774	$9,051	$6,367
Prepaid	158	126	573	534
Roaming and other services	105	85	408	318
Equipment sales	452	349	1,519	1,054
Affiliate and other	40	21	129	85

Total revenues	3,239	2,355	11,680	8,358

Operating expenses:
Network	757	381	2,297	1,427
Cost of equipment sales	719	558	2,313	1,628
General and administrative	511	434	1,883	1,562
Customer acquisition	737	655	2,675	2,144
Depreciation and amortization	265	407	1,273	1,454

Total operating expenses	2,989	2,435	10,441	8,215

Operating income	250	(80)	1,239	143
Other income (expense):
Interest expense	(135)	(150)	(566)	(565)
Equity in net losses of unconsolidated affiliates	(83)	(29)	(202)	(95)
Interest income and other, net	(784)	—	(793)	(44)

Total other income (expense)	(1,002)	(179)	(1,561)	(704)

Income (loss) before income taxes	(752)	(259)	(322)	(561)

Deferred income tax expense	423	(47)	329	(129)
Cumulative effect of change in accounting principle, net of taxes		(1)		(1)

Net income (loss)	$(329)	$(307)	$7	$(691)

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Operating activities:
Net income (loss)	$7	$(691)
Adjustments to reconcile net income to net cash provided by operating activites:
Depreciation and amortization	1,273	1,454
Deferred income tax expense	(329)	129
Amortization of debt discount and premium, net	(30)	(15)
Equity in net losses of unconsolidated affiliates	202	95
Stock-based compensation	12	20
Allowance for bad debts	7	15
Deferred rent	200	—
Other, net	(6)	(1)
Changes in operating assets and liabilities:
Accounts receivable	(395)	(275)
Inventory	(153)	18
Other current assets	(2,357)	(127)
Accounts payable	20	(18)
Accrued liabilities	139	141
Loss provision on network transaction	792	—

Net cash provided by operating activities	(618)	745

Investing activities:
Purchases of property and equipment	(2,139)	(1,734)
Acquisitions of wireless properties, net of cash acquired	(2)	(7)
Investments in and advances to unconsolidated affiliates, net	(648)	(322)
Other, net	—	(7)

Net cash used in investing activities	(2,789)	(2,070)

Financing activities:
Long-term debt repayments	(15)	(4,430)
Long-term debt borrowings from affiliates, net	(614)	2,881
Equity increase	4,000	3,000
Book overdraft	70	(27)
Other, net	—	12

Net cash provided by financing activities	3,441	1,436

Change in cash and cash equivalents	34	111
Cash and cash equivalents, beginning of period	148	37

Cash and cash equivalents, end of period	$182	$148

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Pone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

        OIBDA can be reconciled to our operating income as follows (refer to footnote 1 for the impacts of the lease accounting adjustment):

	Y/E 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2003	Q4 2003
OIBDA	$2,512	$515	$788	$717	$492	$1,597	$327
Depreciation and amortization	(1,273)	(265)	(295)	(333)	(380)	(1,454)	(407)

Operating income	$1,239	$250	$493	$384	$112	$143	$(80)

        The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Y/E 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2003	Q4 2003
Customer acquisition costs	$2,675	$737	$622	$643	$673	$2,144	$655
Plus: Subsidy loss
Equipment sales	(1,519)	(452)	(388)	(316)	(363)	(1,054)	(349)
Cost of equipment sales	2,313	719	573	474	547	1,628	558

Total subsidy loss	794	267	185	158	184	574	209

Less: Subsidy loss unrelated to customer acquisition	(350)	(122)	(100)	(59)	(69)	(248)	(105)

Subsidy loss related to customer acquisition	444	145	85	99	115	326	104
Cost of acquiring customers	$3,119	$882	$707	$742	$788	$2,470	$759
CPGA ($/ new customer added)	$323	$345	$301	$318	$326	$329	$344

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Pone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

        The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations (refer to footnote 1 for the impacts of the lease accounting adjustment):

	Y/E 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Y/E 2003	Q4 2003
Network costs	$2,297	$757	$556	$530	$454	$1,427	$381
General and administrative	1,883	511	496	445	431	1,562	434

Total network and general and administrative costs	4,180	1,268	1,052	975	885	2,989	815
Plus: Subsidy loss unrelated to customer acquisition	350	122	100	59	69	248	105

Total cost of serving customers	$4,530	$1,390	$1,152	$1,034	$954	$3,237	$920

CCPU ($/customer per month)	$25	$28	$24	$23	$23	$23	$24

        This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

T-Mobile USA

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Pone 1-800-318-9270
Internet http://www.T-Mobile.com

Press Release

About T-Mobile USA:

        Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the consolidated U.S. operations of T-Mobile International. All information contained in this press release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

        T-Mobile USA operates the largest GSM/GPRS 1900 voice and data network in the United States, reaching over 254 million people including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 5,300 public access locations including Starbucks coffeehouses, Kinko's copy shops, Borders Books and Music, Accor hotels, selected airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. T-Mobile USA, Inc. and Powertel, Inc. are no longer required to file periodic reports with the SEC. For more information, visit the company website at http://www.t-mobile.com/.

About T-Mobile International:

        T-Mobile International, one of Deutsche Telekom AG's four strategic divisions, is one of the world's leading international mobile communications providers. T-Mobile International's majority-held mobile companies today serve more than 69 million mobile customers in Europe and the U.S.. For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit the company website at http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
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  Exhibit 99.1
T-MOBILE USA REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS
T-MOBILE USA Condensed Consolidated Balance Sheets (dollars in millions) (unaudited)
T-MOBILE USA Condensed Consolidated Statements of Operations (dollars in millions) (unaudited)
T-MOBILE USA Condensed Consolidated Statements of Cash Flows (dollars in millions) (unaudited)